

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05049421

March 30, 2005

Curtis R. Hearn
Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.
201 St. Charles Avenue
New Orleans, LA 70170-5100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/30/2005

Re: Tidewater Inc.
Incoming letter dated March 23, 2005

Dear Mr. Hearn:

This is in response to your letter dated March 23, 2005 concerning the shareholder proposal submitted to Tidewater by Harold J. Mathis, Jr. We also have received a letter from the proponent dated March 27, 2005. On March 23, 2005, we issued our response expressing our informal view that Tidewater could not exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,



RECD S.E.C.
APR 1 2005
1086

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
APR 12 2005
THOMSON
FINANCIAL

cc: Harold J. Mathis, Jr.
P.O. Box 1209
Richmond, TX 77406-1209



Curtis R. Hearn
Direct Dial 504-582-8308
Direct Fax 504-589-8308
chearn@joneswalker.com

RECEIVED
2005 MAR 24 PM 4: 11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 23, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tidewater Inc.
Stockholder Proposal Submitted by Harold J. Mathis, Jr.

Ladies and Gentlemen:

On March 14, 2005, Tidewater Inc. ("Tidewater" or the "Company") submitted a request for no action to the Division of Corporation Finance (the "Staff") with respect to the Company's desire to omit from its 2005 Proxy Statement a portion of a stockholder proposal (the "Proposal") received from Harold J. Mathis, Jr., calling for the declassification of Tidewater's Board of Directors. The no-action request was based on the Company's belief that the first paragraph of the Proposal's supporting statement contains materially misleading information and impugns the integrity of Tidewater's Chief Executive Officer in violation of Rule 14a-9 of the Securities Exchange Act of 1934, as amended.

On March 22, 2005, counsel to Tidewater received a copy of a correspondence submitted by Mr. Mathis to the Division of Corporation Finance (the "Staff") responding to the Company's no-action request. A copy of such correspondence is attached hereto as Exhibit A.

In his response to the Staff, Mr. Mathis continues to assert that Tidewater's Chief Executive Officer intended to and did obscure the success of the declassification proposal submitted by Mr. Mathis in 2004 by refusing to give stockholders voting results related to the proposal at the annual meeting of stockholders. This assertion is false and impugns the character of Tidewater's Chief Executive Officer in violation of the proxy rules. Furthermore, as provided in our no-action letter, the statement in question in no way substantively supports Mr. Mathis' proposal that declassification of the Company's Board of Directors would be in the best interest of the Company and its stockholders. The deletion of the last three sentences of the first paragraph of the Proposal's supporting statement also would not impede Mr. Mathis' ability to put forth substantive arguments in support of his Proposal. Mr. Mathis has offered to recast the first sentence of the statement in question by the adding the wording "It is this proponent's belief

that...". Couching impugning statements as a proponent's personal belief does not make such statements any less onerous or damaging. Rule 14a-9 makes no mention of permitting stockholders to impugn the reputation of management so long as such impugning is specifically credited as the opinion of the author. Statements intended to impugn are by definition the product of opinion. Rule 14a-9 does not permit such opinions to be included in proxy materials.

The Company again requests that Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company excludes the last three sentences of the first paragraph of the Proposal's supporting statement from its 2005 Proxy Statement.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (504) 582-8308.

Very truly yours,



Curtis R. Hearn

Attachments
cc: Harold J. Mathis, Jr.

HAROLD J. MATHIS, JR.

P. O. BOX 1209
RICHMOND, TEXAS 77406-1209
TEL (281) 342-5723
FAX (281) 342-8199
cengulfmar@aol.com

March 17, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

By FAX and six copies by U.S. MAIL

Re: Tidewater Inc. Stockholder Proposal Submitted by Harold J. Mathis, Jr.

Ladies and Gentlemen:

This is in response to a no-action letter written by the Jones Walker law firm on behalf of Tidewater Inc. Tidewater's CEO took the highly unusual step of coming to last year's annual meeting without any specific voting results on the shareholder proposal to eliminate Tidewater's classified board. It is not this proponent's intent to impugn the character of Mr. Taylor. What he did, he chose to do on his own. How many companies refuse to give shareholders the number of votes cast for, against or abstained on an issue? First, Mr. Taylor said "I don't have them with me, no." After further questioning, his reply was "As a percentage of shares outstanding, it was not much more than a majority." What kind of an answer is this to give shareholders? Shareholders come to annual meetings, in part, to hear voting results. While I am unaware of Mr. Taylor's intent in doing this, I firmly believe, as stated, that it had the timely effect of obscuring the success of my proposal. For shareholders there is only one true moment-at-hand, and Mr. Taylor missed it by his refusal to give them any specific results at the meeting.

Because this is my belief, I am willing to recast the first sentence that Tidewater has objected to by adding the wording "It is this proponent's belief that . . . . . ."

Thank you for the Staff's attention to this important matter.

Sincerely,

Harold J. Mathis

cc: Jones Walker Law Firm

Attachment



December 28, 2004

Harold J. Mathis
P. O. Box 1209
Richmond, TX 77406-1209

Dear Mr. Mathis:

This letter is in response to your letter of October 28, 2004 in which you expressed concern that the "true" voting results on the stockholder proposal of which you were the sponsor were not reported at the Company's 2004 annual stockholders' meeting. In your letter, you state that your request for a report on the preliminary voting results at the meeting was denied, and that Mr. Taylor stated that the affirmative votes for Board declassification "were not much more than a majority." You go on to state that Mr. Taylor's statement "borders on false and misleading to an extent that should seriously concern all Tidewater directors."

We have reviewed the transcript of the annual meeting and have excerpted the following relevant exchange between you and Mr. Taylor below:

Mathis: "Mr. Chairman, what was the vote result for the proposal, for and against"?

Taylor: "That will be disclosed in good time as disclosed by the regulations."

Mathis: "You don't have any preliminary votes."

Taylor: "I don't have them with me, no."

x x x x x x x x x x

Mathis: "Well, Mr. Chairman, I think that it is highly unusual that at a shareholders' meeting you don't have preliminary results on the shareholders' meeting . . . you can call it what you want, but that is highly unusual."

Taylor: "Well, I will say this, Mr. Mathis, as a *percentage of shares outstanding,* it was not much more than a majority *(italics added)*.

TIDEWATER INC.
Pan-American Life Center
601 Poydras Street, Suite 1900
New Orleans, Louisiana 70130-6040
Telephone: (504) 568-1010

That statement by Mr. Taylor was accurate. As a percentage of outstanding shares, the vote in favor of your proposal was approximately 56%, which it was fair to characterize as not much more than a majority. The vote results reported in the Company's second quarter 10-Q to which you refer shows the shares voted at the meeting, not the total outstanding shares. Based on our review of the transcript, we do not share your characterization of Mr. Taylor's statement as borderline false and misleading.

We trust this information answers your questions.

Sincerely,

Cliffe F. Laborde, as attorney for:

Jon Madonna
Chairman
Corporate Governance Committee

HAROLD J. MATHIS, JR.

P. O. BOX 1209
RICHMOND, TEXAS 77406-1209
TEL (281) 342-5723
FAX (281) 342-8199
cengulfmar@aol.com

March 27, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

By FAX and six copies by U.S. MAIL

Re: Tidewater Inc. Stockholder Proposal Submitted by Harold J. Mathis, Jr.

Ladies and Gentlemen:

This is in response to the Jones Walker law firm's letter of March 23, 2005, directed to the Staff requesting that no-action be taken if the last three sentences of the first paragraph are excluded from my proposal to elect all directors annually at Tidewater, Inc. Assertions made by the lawyers of Jones Walker that a portion of my proposal violates Rule 14a-9 are false. They are wrong to cast portions of my proposal as false, misleading, and impugning to the character of Mr. Dean Taylor when I recited the verbatim truth regarding what actually occurred at Tidewater's meeting. Since the purpose of my proposal is to achieve a greater degree of Board independence and accountability by the annual election of directors, it is germane that by being so aligned with management, not a single director objected to Mr. Taylor's refusal to give shareholders any specific voting results at the annual meeting. All members of Tidewater's experienced board should have immediately recognized the irregularity of Mr. Taylor's actions. Further, I have not impugned Mr. Taylor's character by referencing what actually occurred. Conversely, Mr. Taylor may have impugned his own character by the action he chose to take.

Any questions or comments regarding the foregoing that the Staff may care to make may be addressed to the undersigned at (281) 342-5723.

Sincerely,



Harold J. Mathis, Jr.

cc: Jones Walker Law Firm

Mr. Jon Madonna, Chairman
Corporate Governance Committee
Tidewater, Inc.